March 19, 2007
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Princeton Review, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 File No. 032469
Dear Mr. Spirgel:
On behalf of The Princeton Review, Inc. (the “Company” or the “Issuer”), we are providing this letter to you to supplement our previous responses to your letter dated July 27, 2006, in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Specifically, we wish to update certain of the information provided in our letter to you dated February 28, 2007.1 Capitalized terms used but not defined in this letter, have the meanings assigned to them in our February 28, 2007 letter.
While the conclusions set forth in our February 28, 2007 letter have not changed, subsequent to the submission of the letter and follow-up discussion with the Staff, we concluded that it was appropriate to revise certain of the assumptions used to value the embedded derivatives and warrant that were issued with the Preferred Stock. Based upon the modified assumptions, we determined that, when the Preferred Stock was issued on June 4, 2004, the fair value of the combined embedded derivatives requiring bifurcation was $1,745,844 (previously estimated at $968,600 in our February 28, 2007 letter) and the fair value of the warrant was $854,000 (previously estimated at $227,500).
The higher valuation assigned to the warrant required us to more closely analyze the Holder’s redemption option (the put feature) embedded in the Preferred Stock. Although our original conclusions regarding which embedded derivatives should be bifurcated and

[1]	The Company previously corresponded with the SEC’s Division of Corporation Finance in letters dated February 28, 2007, December 1, 2006 and October 27, 2006 with respect to the matters discussed herein.

accounted for separately from the Preferred Stock host instrument have not changed, we are providing you with additional information regarding our analysis.
The critical guidance for evaluating embedded calls and puts in debt instruments is provided in SFAS 133 paragraphs 61(d), which in turn references DIG Issue B16 “Embedded Derivatives: Calls and Puts in Debt Instruments” (“B16”) and SFAS 133 paragraph 13. SFAS 133 paragraph 61 (d) indicates:
“Call options (or put options) that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument that requires principal repayments unless both (1) the debt involves a substantial premium or discount (which is common with zero-coupon bonds) and (2) the put or call option is only contingently exercisable, provided the call options (or put options) are also considered to be clearly and closely related to the debt host contract under paragraph 13. Thus, if a substantial premium or discount is not involved, embedded calls and puts (including contingent call or put options that are not exercisable unless an event of default occurs) would not be separated from the host contract. . .”
DIG Issue B162 indicates:
“The following four-step decision sequence should be followed in determining whether calls and puts that can accelerate the settlement of debt instruments should be considered to be clearly and closely related to the debt host contract:
Step 1: Is the amount paid upon settlement (also referred herein as the “payoff”) adjusted based on changes in an index (rather than simply being the repayment of principal at par, together with any unpaid accrued interest)? If yes, continue to Step 2. If no, continue to Step 3.
Step 2: Is the payoff indexed to an underlying other than interest rates or credit risk? If yes, then that embedded feature is not clearly and closely related to the debt host contract and further analysis under Steps 3 and 4 is not required. If no, then that embedded feature should be analyzed further under Steps 3 and 4 as well as under the provisions of paragraphs 12, 13, and 61(a).
Step 3: Does the debt involve a substantial premium or discount? If yes, continue to Step 4. If no, in accordance with paragraph 61(d), further analysis of the contract under paragraph 13 is required to determine whether the call or put is clearly and closely related to the debt host contract.

[2]	DIG Issue B39, “Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor” clarified that the conditions in paragraph 13(b) do not apply to an embedded call option in a hybrid instrument containing a debt host contract if the right to accelerate the settlement of the debt can be exercised only by the debtor (issuer/borrower). However B39 was effective beginning with financial statements issued after 12/15/05. Accordingly, B39 does not affect our analysis when the Preferred Stock was initially issued (June 4, 2004) or in subsequent quarter-end periods through December 31, 2005.

Step 4: Does a contingently exercisable call or put accelerate the repayment of the contractual principal amount? If yes, the call or put is not clearly and closely related to the debt instrument. If not contingently exercisable, in accordance with paragraph 61(d), further analysis of the contract under paragraph 13 is required to determine whether the call or put is clearly and closely related to the debt host contract. Under this guidance, calls and puts that can accelerate the repayment of principal on a debt instrument are considered clearly and closely related to a debt host contract unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable.”
Finally, SFAS 133, paragraph 13 indicates:
“For purposes of applying the provisions of paragraph 12, an embedded derivative instrument in which the underlying is an interest rate or interest rate index that alters net interest payments that otherwise would be paid or received on an interest-bearing host contract is considered to be clearly and closely related to the host contract unless either of the following conditions exist:
a. The hybrid instrument can contractually be settled in such a way that the investor (holder) would not recover substantially all of its initial recorded investment.
b. The embedded derivative meets both of the following conditions:
(1) There is a possible future interest rate scenario (even though it may be remote) under which the embedded derivative would at least double the investor’s initial rate of return on the host contract.
(2) For each of the possible interest rate scenarios under which the investor’s initial rate of return on the host contract would be doubled (as discussed under paragraph 13(b)(1)), the embedded derivative would at the same time result in a rate of return that is at least twice what otherwise would be the then-current market return (under each of those future interest rate scenarios) for a contract that has the same terms as the host contract and that involves a debtor with a credit quality similar to the issuer’s credit quality at inception. The embedded derivative could at least double the investor’s initial rate of return on the host contract and could also result in a rate of return that is at least twice what otherwise would be the market return for a contract that has the same terms as the host contract and that involves a debtor with a similar credit quality at inception.
Even though the above conditions focus on the investor’s rate of return and the investor’s recovery of its investment, the existence of either of those conditions would result in the embedded derivative instrument not being considered clearly and closely related to the host contract by both parties to the hybrid instrument. Because the existence of those conditions is assessed at the date that the hybrid instrument is acquired (or incurred) by the reporting entity, the acquirer of a hybrid instrument in the secondary market could potentially reach a different conclusion than could the issuer of the hybrid instrument due to applying the conditions in this paragraph at different points in time.”
Updated Analysis
The Company’s Preferred Stock was effectively issued at a discount as a result of allocating the initial $10,000,000 in proceeds between the Preferred Stock and warrant. Based on our previous valuation of the warrant at $227,500 (as reflected in our February 28, 2007 letter), the effective discount only amounted to 2.3% ($227,500/$10,000,000). Accordingly, we concluded that the Preferred Stock was not issued at a substantial premium or discount. Furthermore, because the redemption option is not contingently exercisable, and the criteria in SFAS 133 paragraph 13 were not met, the Company concluded that the redemption option did not have to be bifurcated.
Upon revising our estimate of the fair value of the warrant, we also revisited our initial analysis of the Holder’s redemption option.3 Given the fair value of the warrant was $854,000 on June 4, 2004, the allocation of the initial $10,000,000 in proceeds between the Preferred Stock and the warrant results in an effective discount on the Preferred Stock of 8.54% ($854,000/$10,000,000). Although the amount of the discount is significantly higher than previously estimated, for the following reasons, the Company continues to believe that this discount would not be considered “substantial.”
SFAS 133 does not provide specific guidance on what is meant by a “substantial premium or discount.” Accordingly, we reviewed GAAP to identify other accounting literature that provides guidance on the meaning of “substantial.” We found two references that can be analogized to for guidance, both of which fix the applicable threshold at 10%.
1) EITF Issue No 06-16, “Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments” (“EITF 06-16”) provides guidance on “whether the terms of the new debt instrument are substantially different from the terms of the original debt instrument under Issue 96-19.” EITF 06-16 indicates: “a substantial modification or exchange has occurred and the issuer should apply extinguishment accounting if the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately prior to the modification or exchange. (Emphasis added.)
2) FASB Interpretation 46(R), “Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51” (“FIN 46R”) provides guidance on consolidation of variable interest entities. The guidance indicates: “An equity investment at risk of less

[3]	The same four step approach and application of SFAS 133 paragraph 13 is applicable for the Issuer’s call option. However, because the issuer’s call option is not exercisable for ten years, the effect of the change in the estimated fair value of the warrant does not have a significant impact on the annualized yield to the investor. Accordingly, we did not recalculate the paragraph 13 criteria for the Issuer’s call option.

than 10 percent of the entity’s total assets shall not be considered sufficient to permit the entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient.” (See FIN 46R paragraph 9.) In explaining its selection of the 10% threshold, the FASB explained: “Another reason for that presumption is to emphasize that the requirement for 3 percent equity referred to in EITF Issue No. 90-15, “Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions,” is superseded and that an equity investment as small as 3 percent is insufficient for many variable interest entities.” (See FIN 46R, paragraph E23.) In other words, the FASB was indicating that an investment of less than 10% was not substantive and presumed to be insufficient to provide sufficient capital to finance an entity’s activities without additional support.
While neither of these references is controlling, given the absence of definitive guidance in SFAS 133,4 they support as reasonable the Company’s conclusion that an 8.5% discount is not substantial.
To be certain that our initial conclusion that the Holder’s redemption option in the Preferred Stock should not be bifurcated continued to hold true, we also revisited our application of the criteria in SFAS 133, paragraph 13.5 Specifically, we considered potential scenarios to determine if there was any possibility that the embedded redemption option would at least double the Holder’s initial rate of return on the host contract.
Given that the Holder would retain the warrant (with an $850,000 estimated fair value) upon exercise of the redemption option, the Holder would maximize its percentage return if it redeemed the Preferred Stock at the earliest possible date. The host Preferred Stock instrument pays a fixed rate dividend of 5%. Therefore, the Holder would earn approximately $750,000 (5% dividend rate per year * $10,000,000 principal amount * 1.5 years) in dividends for the eighteen-month period from issuance on June 4, 2004 through the earliest possible redemption on November 28, 2005.
Under this scenario, the Holder would have earned a total of $1,604,000 ($750,000 in dividends and the $854,000 estimated fair value of the warrant) from its $10,000,000 initial investment in the Preferred Stock. This would equate to an annualized rate of return for the Holder of 11.75%.6

[4]	We also reviewed EITF Issue No. 96-16, “Investor’s Accounting for an Investee when the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (EITF 96-16). Although this guidance discusses “substantive participation rights,” it does not provide specific guidance that was useful to our analysis.

[5]	There is no possible scenario (other than default by the issuer) in which the investor would not recover substantially all of its initial investment. Accordingly, the criterion in SFAS 133 paragraph 13(a) was not considered further.

[6]	Based on the following factors in a present value calculation: PV = -$10,000,000 (initial investment), FV = 11,604,000 ($10,000,000 return of principal + $750,000 dividends + $854,000 warrant) and N =1.5 years.

However, the analysis required under SFAS 133, paragraph 13(b)(1) is based on whether the Holder could earn a return that is “at least double the initial rate of return on the host contract.” The host contract is non cumulative, perpetual preferred stock without the conversion feature or warrant. The Company has never issued straight perpetual preferred stock, so the initial rate of return on the host instrument was not readily observable from actual data. However, the Company’s Preferred Stock provided the Holder with embedded derivatives having an estimated fair value of $1.7 million and a warrant with an estimated fair value of $854,000, in addition to a minimum fixed dividend of 5%. Accordingly, the rate on straight preferred without these features would be expected to be significantly higher than 5%. Based on third party information obtained by the Company, the average yield on nonconvertible preferred stock for comparable companies (defined as a company with a market capitalization of under $1 billion) in 2004 was 9.66%. Accordingly, we conservatively estimate that preferred stock with the same terms and conditions as the host instrument (excluding the embedded derivatives and warrants) would yield at least 9.0%.
Given this information, the criteria in SFAS 133 paragraph 13(b)(1) would not be met, as the highest future interest rate scenario on the host instrument would be 11.75%, which is not twice the estimated required yield on the host preferred stock of 9.0%.
In summary, the Company believes that even if the Staff disagrees with the Company’s conclusion that the discount on the Preferred Stock was not “substantial,” the Holder’s redemption option would not have to be bifurcated because it fails the criteria in paragraph 13(b).
Management has discussed these matters with the Company’s Audit Committee and the Audit Committee concurs with management’s conclusions. In Addition, Ernst & Young LLP, the Company’s independent registered public accounting firm, has discussed these issues with Ernst & Young’s national office and has advised the Company that they concur with our conclusions expressed herein.
Should any member of the Staff have questions with respect to the above, please do not hesitate to contact me at (212) 874-8282 x1134.

Sincerely,

/s/ STEPHEN MELVIN

Stephen Melvin
Chief Financial Officer and Treasurer

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